UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: October 2, 2015

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 19, 2015, Fly Leasing Limited entered into an agreement to sell 33 aircraft to ECAF I Ltd. (the “Purchaser”) for $985.2 million, subject to certain adjustments (the “Transaction”). The sale agreement provides for delivery of the aircraft to the Purchaser over a period of up to 270 days from the date of the agreement, subject to customary closing conditions.

The unaudited pro forma financial statements, presented as an exhibit hereto, have been adjusted to give effect to the Transaction as if it had occurred as of June 30, 2015, in the case of the unaudited pro forma condensed balance sheet, and as of January 1, 2014, in the case of the unaudited pro forma condensed statements of income for the year ended December 31, 2014 and for the six months ended June 30, 2015.

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Unaudited pro forma financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	October 2, 2015	By:	/s/ Gary Dales
Gary Dales Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title
99.1	Unaudited pro forma financial statements